SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 24, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

24 May 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   PARTIAL VESTING OF CONDITIONAL SHARE AWARDS GRANTED UNDER THE GLOBAL SHARE PLAN 2020

On 22 May 2023 being the first business day post-vesting date, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") partially vested under the Smith & Nephew Global Share Plan 2020.

i.     PARTIAL VESTING OF CONDITIONAL SHARE AWARDS GRANTED ON 21 MAY 2021:

The awards were granted under the Global Share Plan 2020 on 21 May 2021. One third of the Shares vested on 21 May 2022, a further third vested on 21 May 2023 and the final third will vest on 21 May 2024. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to the individual included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Conditional Share Awards granted on 21 May 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 05 - 22
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction*	Total Ordinary Share Holding as a % of the Company's ISC following the transaction*
Scott Schaffner (President Sports Medicine)	PDMR	£12.795107	1,142 (of which 280 were sold and 862 retained)	N/A Single Transaction	60,064.98048 (including 1,927.12679 in ADS')	0.00684%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

ii.   PARTIAL VESTING OF CONDITIONAL SHARE AWARDS GRANTED ON 12 AUGUST 2022:

The awards were granted under the Global Share Plan 2020 on 12 August 2022. One third of the Shares vested on 20 May 2023, a further third will vest on 20 May 2024 and the final third will vest on 20 May 2025. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Conditional Share Awards granted on 12 August 2022 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 05 - 22
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction*	Total Ordinary Share Holding as a % of the Company's ISC following the transaction*
Myra Eskes (President APAC & Global Service)	PDMR	£12.795107	11,684 (of which 0 were sold and 11,684 retained)	N/A Single Transaction	73,705.97554	0.00840%
Elga Lohler (Chief HR Officer)	PDMR	£12.795107	10,088 (of which 4,012 were sold and 6,076 retained)	N/A Single Transaction	150,759.19156 (including 3,015.00000 in ADS')	0.01718%
Vasant Padmanabhan (President Research & Development)	PDMR	£12.795107	9,813 (of which 3,841 were sold and 5,972 retained)	N/A Single Transaction	106,325.13931	0.01211%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.   SALE OF SHARES

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Sale of ordinary shares.
Date of Transaction	2023 - 05 - 23
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction*	Total Ordinary Share Holding as a % of the Company's ISC following the transaction*
Elga Lohler (Chief HR Officer)	PDMR	12.729537	6,361.19156	N/A Single Transaction	144,398.00000 (including 3,015.00000 in ADS')	0.01645%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Following the above transaction, the individual continues to maintain a shareholding in accordance with the Company's shareholding guidelines.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 24, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary